UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*

                                   REXEL, INC.
                                (Name of Issuer)

                                  Common Stock
                            par value $1.00 per share
                         (Title of Class of Securities)

                                    969207109
                                 (CUSIP Number)

                          Jean-Francois Carreras, Esq.
                      Sokolow, Dunaud, Mercadier & Carreras
                              50 Rockefeller Plaza
                             New York, NY 10020-1605
                                 (212) 547-5584
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 12, 1996
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            Exhibit Index:  Page N/A



SCHEDULE 13D
                                 AMENDMENT NO. 9

CUSIP NO. 969207109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                         PINAULT-PRINTEMPS-REDOUTE S.A.
                     (Foreign entity - No number available)

2    Check the Appropriate Box if a Member of a Group*
                                   a. / /
                                   b. / /
3    SEC Use Only

4    Source of Funds*

               N/A

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

6    Citizenship or Place of Organization

                                   FRANCE

                              7    Sole Voting Power
Number of                               0
 Shares
Beneficially                  8    Shared Voting Power
 Owned By                               12,629,281
 Each

Reporting                     9    Sole Dispositive Power
 Person                                      0
 With
                              10   Sole Dispositive Power
                                        12,629,281

11   Aggregate Amount Beneficially Owned by Each Reporting Person
                                        12,629,281

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

13   Percent of Class Represented by Amount in Row (11)
               49.18%

14   Type of Reporting Person*
               CO

                                  SCHEDULE 13D
                                 AMENDMENT NO. 9

CUSIP NO. 969207109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                                   REXEL S.A.
                     (Foreign entity - No number available)

2    Check the Appropriate Box if a Member of a Group*
                                   a. / /
                                   b. / /
3    SEC Use Only

4    Source of Funds*
          OO, BK

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

6    Citizenship or Place of Organization

                                   FRANCE

                              7    Sole Voting Power
Number of                               0
 Shares
Beneficially                  8    Shared Voting Power
 Owned By                               12,629,281
 Each

Reporting                     9    Sole Dispositive Power
 Person                                      0
 With
                              10   Sole Dispositive Power
                                        12,629,281

11   Aggregate Amount Beneficially Owned by Each Reporting Person
                                        12,629,281

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

13   Percent of Class Represented by Amount in Row (11)
               49.18%

14   Type of Reporting Person*
               CO

                                  SCHEDULE 13D
                                 AMENDMENT NO. 7

CUSIP NO. 969207109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                   INTERNATIONAL TECHNICAL DISTRIBUTORS, INC.
                                   64-0740911

2    Check the Appropriate Box if a Member of a Group*
                                   a. / /
                                   b. / /
3    SEC Use Only

4    Source of Funds*

          N/A

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

6    Citizenship or Place of Organization

                                   FRANCE

                              7    Sole Voting Power
Number of                               0
 Shares
Beneficially                  8    Shared Voting Power
 Owned By                               4,636,994
 Each
Reporting                     9    Sole Dispositive Power
 Person                                      0
 With
                              10   Sole Dispositive Power
                                        4,646,994

11   Aggregate Amount Beneficially Owned by Each Reporting Person
                                        4,636,994

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

13   Percent of Class Represented by Amount in Row (11)
               18.06%

14   Type of Reporting Person*
               CO


*  SEE INSTRUCTIONS BEFORE FILLING OUT!


                         AMENDMENT NO. 7 TO SCHEDULE 13D

     This Amendment No. 9 to Schedule 13D (the "Schedule 13D") is filed by Pinault-Printemps-Redoute S.A. ("PPR"), Rexel S.A. ("Rexel") and International Technical Distributors, Inc. ("ITD") with respect to the acquisition on the open market, between May 8, 1996 and September 12, 1996 of 416,700 shares of the common stock, par value $1.00 per share (the "Common Stock"), of Rexel, Inc., formerly known as Willcox & Gibbs, Inc. (the "Issuer") by Rexel S.A. The amount of Common Stock so acquired constitutes approximately 1.62% of the issued and outstanding common stock of the Issuer. Each Reporting Person acknowledges responsibility with respect to the information provided as to such signatory, but assumes no responsibility with respect to the information provided as to any other signatory. Capitalized terms used and not defined herein shall have the meanings ascribed to them in the Schedule 13D.

     ITEM 2         IDENTITY AND BACKGROUND.

     Item 2 of the Schedule 13D is hereby supplemented as follows:

     Schedule A, which sets forth, with respect to each executive officer and director of each SFP, Artemis, PPR, SAPRODIS, Rexel, FIDIN and ITD, such person's name, business address and principal employment, the name and address of any business corporation or other organization in which such employment is conducted and such person's citizenship, is hereby amended and restated as attached hereto.

     ITEM 3         SOURCE AND AMOUNT OF FUNDS/OTHER CONSIDERATION.

     Item 3 of the Schedule 13D is hereby supplemented as follows:

     Between May 8, 1996 and September 12, 1996, Rexel, through a series of open-market purchases, acquired 416,700 shares of Common Stock of the Issuer. Rexel paid total cumulative consideration of $5,779,663 cash for the shares of Common Stock of the Issuer so purchased, for an average purchase price of approximately $13.87 per share. Such purchases were financed by Rexel's confirmed and unconfirmed banking lines of credit and commercial paper program.

     ITEM 4         PURPOSE OF TRANSACTION.

     Item 4 of the Schedule 13D is hereby supplemented as follows:

     Rexel acquired 416,700 additional shares of the Common Stock of the Issuer purchased between May 8, 1996 and September 12, 1996 for investment purposes. This acquisition results in the beneficial ownership by Rexel of approximately 49.18% of the Total Voting Power (as such term is defined in the Investment Agreement) of the Issuer.

     ITEM 5         INTEREST IN SECURITIES OF ISSUER.

     Items 5(a), (b) and (c) of the Schedule 13D are hereby supplemented as follows:

     As a result of its open-market acquisition between May 8, 1996 and Sepember 12, 1996 of 416,700 additional shares of the Common Stock of the Issuer, Rexel now directly holds 7,992,287 shares of the Common Stock of the Issuer, equal to approximately 31.12% of the number of shares of Common Stock of the Issuer currently issued and outstanding. ITD directly holds 4,636,994 shares of the Common Stock of the Issuer, equal to approximately 18.06% of the issued and outstanding shares of the Common Stock of the Issuer. PPR, by virtue of its control of Rexel, and through Rexel, ITD, may be deemed to be the indirect beneficial owner of 12,629,281 shares of the Common Stock of the Issuer, or approximately 49.18% of the issued and outstanding Common Stock of the Issuer. As a result of the relationship among PPR, Rexel and ITD, Rexel and ITD may be deemed to share power to vote or dispose of the shares of the Common Stock of the Issuer held directly by each of them with PPR. The Reporting Persons now collectively beneficially own 12,629,281 shares of the Common Stock of the Issuer, equal to approximately 49.18% of the number of shares of the Common Stock of the Issuer currently issued and outstanding.


                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Amendment No. 9 is true, complete and correct.

Dated:    October 22, 1996

                              PINAULT-PRINTEMPS REDOUTE S.A.


                              By:/s/ Serge Weinberg
                                 Name:  Serge Weinberg
                                 Title:  Chairman & CEO


                              REXEL S.A.


                              By:/s/ Alain Redheuil
                                 Name:  Alain Redheuil
                                 Title:  Chairman & CEO


                              INTERNATIONAL TECHNICAL
                              DISTRIBUTORS, INC.


                              By:/s/ Serge Weinberg
                                 Name:  Serge Weinberg
                                 Title:  Chairman & CEO




                                   SCHEDULE A

                           GENERAL PARTNERS OF S.C.A.
                               FINANCIERE PINAULT

Name and Principal
Business Address
Citizenship                        Position

________________________________________________________________________________


Francois PINAULT                   Managing General Partner
4, rue de Tournon
75006 Paris
Citizenship:  French


PINAULT TRUSTEE (S.A.R.L.)         General Partner
5, boulevard de Latour Mauboug
75007 Paris
Citizenship
(Jurisdiction of Organization)     French




                DIRECTORS AND EXECUTIVE OFFICERS OF ARTEMIS S.A.


Name and Principal
Business Address
Citizenship                        Position

________________________________________________________________________________


Francois PINAULT                   Chairman and CEO
c/o Artemis
Citizenship:  French

Patricia BARBIZET-DUSSART          Managing Director
c/o Artemis
Citizenship:  French

Francois-Henri PINAULT             Managing Director
c/o Artemis
Citizenship:  French

Jean-Louis de ROUX                 Director
c/o Artemis
Citizenship:  French

John J. RIAN III                   Director
c/o Artemis
Citizenship:  American

               DIRECTORS AND EXECUTIVE OFFICERS OF SOCIETE ANONYME
                         PROFESSIONNELLE DE DISTRIBUTION


Name and Principal
Business Address
Citizenship                        Position

________________________________________________________________________________


Patrice MARTEAU                    Chairman and CEO
c/o PPR
Citizenship:  French

PRODISTRI                          Director
Represented by Michel FRIOCOURT
c/o PPR
Citizenship:  French

SOCIETE FINANCIERE DES GRANDS      Director
MAGASINS
Represented by Alain GUILLOT
c/o PPR
Citizenship:  French

SOCIETE FRANCAISE D'ENTREPOTS      Director
Represented by Cecile de GUILLEBON
c/o PPR
Citizenship:  French


                       DIRECTORS AND EXECUTIVE OFFICERS OF
                         PINAULT-PRINTEMPS-REDOUTE S.A.

New Head Office : 18, place Henri Bergson - Paris 8e


Name and Principal
Business Address
Citizenship                        Position

________________________________________________________________________________


Serge WEINBERG                     Chairman & CEO
c/o PPR
Citizenship:  French


Francois Jean-Henri PINAULT        Director
c/o PPR
Citizenship:  French


Jean-Claude TATE                   Director
c/o PPR
Citizenship:  French


Philippe VINDRY                    Director
c/o PPR
Citizenship:  French





                            BOARD OF SUPERVISORS(1) OF
                         PINAULT-PRINTEMPS-REDOUTE S.A.





Name and Principal
Business Address
Citizenship                        Position

________________________________________________________________________________


Ambroise ROUX                      President
c/o PPR
Citizenship:  French


Francois PINAULT                   Vice-President
c/o PPR
Citizenship:  French


Patricia BARBIZET-DUSSARD          Supervisor
c/o PPR
Citizenship:  French


Patrick DUVERGER                   Supervisor
c/o PPR
Citizenship:  French


Daniel LEBEGUE                     Supervisor
c/o PPR
Citizenship:  French


Loik LE FLOCH-PRIGENT              Supervisor
c/o PPR
Citizenship:  French


Jean POLLET                        Supervisor
c/o PPR
Citizenship:  French


     (1) Pursuant to the French statute governing corporations, "supervisors" have responsibility for appointing the directors and for overseeing the actions of the board of directors, but do not have responsibility for the conduct of the corporation's business.

Patrick POLLET                     Supervisor
c/o PPR
Citizenship:  French


Alain MINC                         Supervisor
c/o PPR
Citizenship:  French


Bruno ROGER                        Supervisor
c/o PPR
Citizenship:  French


Jean-Yves DURANCE                  Supervisor
c/o PPR
Citizenship:  French


Antoine JEANCOURT-GALIGNANI        Supervisor
c/o PPR
Citizenship:  French

Francois HENROT                    Supervisor
c/o PPR
Citizenship:  French


Jean-Yves DURANCE                  Supervisor
c/o PPR
Citizenship:  French


                               ADVISORY BOARD OF
                         PINAULT-PRINTEMPS-REDOUTE S.A.(2)


Name and Principal
Business Address
Citizenship                        Position

________________________________________________________________________________

Leon CLIGMAN                       Advisor
c/o PPR
Citizenship:  French


Jean Paul AMIEL                    Advisor
Credit Lyonnais
c/o PPR
Citizenship:  French


Jean LOYRETTE                      Advisor
c/o PPR
Citizenship:  French


Jean-Philippe HOTTINGER            Advisor
c/o PPR
Citizenship:  French


Jean-Louis de ROUX                 Advisor
c/o PPR
Citizenship:  French




                             DIRECTORS AND EXECUTIVE
                             OFFICERS OF REXEL S.A.


Name and Principal
Business Address
Citizenship                        Position

_______________________________________________________________________________



     (2) Under the French statute governing corporations, "advisors" ("censeurs") are entitled to attend, and render advice at, the meeting of a firm's board of directors or supervisory board, but have no voting rights.

Alain Redheuil                     Chairman & CEO
c/o REXEL
Citizenship:  French


Claude SCHOESETTERS                Director
c/o REXEL
Citizenship:  French


Serge WEINBERG                     Director
c/o REXEL
Citizenship:  French


Patricia BARBIZET-DUSSART          Director
c/o REXEL
Citizenship:  French


Bernard CLERC                      Director
c/o REXEL                          Honorary Chairman
Citizenship:  French


Jean-Charles NAOURI                Director
c/o REXEL
Citizenship:  French


Francois PINAULT                   Director
c/o REXEL
Citizenship:  French


Francois Jean-Henri PINAULT        Director
c/o REXEL
Citizenship:  French


Jean-Louis de ROUX                 Director
c/o REXEL
Citizenship:  French


Patrice MARTEAU                    Director
c/o REXEL
Citizenship:  French




                       DIRECTORS AND EXECUTIVE OFFICERS OF
                   INTERNATIONAL TECHNICAL DISTRIBUTORS, INC.



Name and Principal
Business Address
Citizenship                        Position

_______________________________________________________________________________


Serge WEINBERG                     Chairman & CEO
c/o ITD
Citizenship:  French


Robert M. MERSON                   Director
c/o ITD
Citizenship:  American


Alain VIRY                         Director
c/o ITD
Citizenship:  French